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               Quantum Fuel Systems Technologies Worldwide, Inc.
                             17872 Cartwright Road
                            Irvine, California 92614

                                  June 7, 2002

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:  Mr. James Lopez

         Re:   Quantum Fuel Systems Technologies Worldwide, Inc.
               Registration Statement on Form 10 (File No. 0-49629) Application for Withdrawal

Ladies and Gentlemen:

         Quantum Fuel Systems Technologies Worldwide, Inc., a Delaware corporation (the "Registrant"), hereby withdraws the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission on February 13, 2002 withdrawn and re-filed on April 15, 2002, most recently amended on May 17, 2002, and has not been declared effective by the Commission. As discussed with the Staff, the Registrant intends to immediately re-file the Form 10 Registration Statement with the Commission as a new Form 10 filing to continue the SEC review process.

         The Registrant is requesting withdrawal of the Registration Statement due to the provisions of Section 12(g) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically on June 14, 2002, 60 days after the initial filing date. As the Staff has not completed its review of the Registration Statement, the Registrant desires to prevent the Registration Statement from becoming effective prior to completion of the Staff's review. As discussed with the Staff, the Registrant understands that the filing of a new Form 10 Registration Statement as described herein will not result in any substantial delay in the Staff's review process.

                                       Sincerely,

                                       QUANTUM FUEL SYSTEMS TECHNOLOGIES
                                       WORLDWIDE, INC.

                                       By:    /s/ Alan P. Niedzwiecki
                                          --------------------------------------
                                           Alan P. Niedzwiecki
                                           President and Chief Operating Officer

cc:      Linda Cvrkel, Securities and Exchange Commission
         Joe Foti, Securities and Exchange Commission
         Judith Badua, The Nasdaq Stock Market, Inc.